Exhibit 1

P R E S S   R E L E A S E

Contacts Shirley Nakar AudioCodes Tel: +972-3-976-4000 Shirley@audiocodes.com Chuck Tanowitz Schwartz Communications 781-684-0770 audiocodes@schwartz-pr.com

AudioCodes Announces Completion of Acquisition of CTI Squared Ltd.

CTI Squared Becomes a Wholly Owned Subsidiary of AudioCodes

Lod, Israel, April 4, 2007 – AudioCodes (NASDAQ:AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced the successful completion of its previously announced acquisition of CTI Squared Ltd. (“CTI2”), a leading provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI2‘s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks.

AudioCodes completed the exercise of an option to acquire the remaining outstanding shares of CTI2, for a purchase price of $10 million, $5 million paid in cash at the closing and $5 million payable in cash by February 28, 2008.

“We are very pleased to announce the completion of the CTI Squared acquisition,” said Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. “The acquisition of CTI Squared enhances our VoIP product portfolio with revenue generating solutions for our service provider customers, adding to our rich media and security gateway and server networking element products.”

“Service Providers are looking for innovative revenue generating applications from stable and financially strong vendors,” said Erez Marom CEO of CTI Squared. “The combination of AudioCodes and CTI Squared addresses this need and we are confident that we will enjoy more success as we bundle our application solutions with AudioCodes’ media server products to better serve Service Providers as new packet voice network opportunities emerge.”

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology, Voice Network products, and applications to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets. AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For further information on AudioCodes, visit www.audiocodes.com

About CTI Squared Ltd

CTI2 delivers Next-Gen, value-added solutions to leading carriers and service providers worldwide, with product lines spanning Web/IPTV Advertising, T-Commerce, Messaging and Conferencing services. CTI2 is spearheading the cable industry with advanced revenue-generating services including Location-based advertisement and Content Promotion services. By developing innovative, scalable, optimized and adaptable technology, CTI2 supports communications solutions that enable service providers to launch lucrative services. These solutions are backed by the InTouch platform, an open, IP, standards-based environment that meets the strictest Telco-grade requirements. Privately owned, CTI2 employs a large team of veteran technicians, programmers and top industry professionals. The Company collaborates with leading integration and support providers worldwide to deliver unique solutions for Cable/MSO operators, Broadband operators, Mobile carriers, Fixed-line carriers, Internet Service Providers (ISPs), and Application Service Providers (ASPs). For more information, visit the CTI2 website at http://www.cti2.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera, Netrake, InTouch, CTI² and CTI Squared are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Page of 3